						Exhibit 12

INTEGRYS ENERGY GROUP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2009
(Millions)	9 months	2008	2007	2006	2005	2004

EARNINGS
Net income (loss) from continuing operations	$(94.7)	$124.8	$181.1	$151.6	$150.6	$156.6
Provision for income taxes	59.3	51.2	86.0	45.0	39.6	30.4

Income (loss) from continuing operations before income taxes	(35.4)	176.0	267.1	196.6	190.2	187.0
Less:
Undistributed earnings of less than 50% owned affiliates	(12.0)	(16.4)	3.8	13.0	7.5	8.1
Preferred stock dividends of subsidiary (a)	(0.9)	(5.1)	(5.2)	(5.3)	(4.9)	(4.7)
Interest capitalized (b)	(0.2)	-	-	-	-	-
Noncontrolling interest	(0.7)	(0.1)	(0.1)	(3.8)	(4.5)	(3.4)

Adjusted income (loss) from continuing operations before income taxes	(49.2)	154.4	265.6	200.5	188.3	187.0
Total fixed charges as defined	131.4	170.8	174.6	107.0	69.5	61.5

Total earnings as defined	$82.2	$325.2	$440.2	$307.5	$257.8	$248.5

FIXED CHARGES
Interest expense	$124.4	$158.1	$164.5	$99.2	$62.0	$54.2
Interest capitalized (c)	2.0	2.0	0.3	0.2	0.4	0.7
Interest factor applicable to rentals	4.1	5.6	4.6	2.3	2.2	1.9
Preferred stock dividends of subsidiary (a)	0.9	5.1	5.2	5.3	4.9	4.7

Total fixed charges as defined	$131.4	$170.8	$174.6	$107.0	$69.5	$61.5

RATIO OF EARNINGS TO FIXED CHARGES	(d)	1.9	2.5	2.9	3.7	4.0

(a) Preferred stock dividends of subsidiary are computed by dividing the preferred stock dividends of subsidiary by 100% minus the income tax rate.

(b) Includes interest capitalized for the unregulated segment.

(c) Includes allowance for funds used during construction.

(d) For the nine months ended September 30, 2009, earnings as defined were inadequate to cover fixed charges as defined by $49.2 million, driven by a pre-tax goodwill impairment loss of $291.1 million.